Exhibit 99 Additional Information

      At 5:30 p.m., central daylight time, on August 31, 2005 (the "Effective Time"), Keystone Consolidated Industries, Inc., a Delaware corporation ("Keystone"), together with five of its direct and indirect subsidiaries (FV Steel and Wire Company, DeSoto Environmental Management, Inc., J.L. Prescott Company, Sherman Wire Company (f/k/a/ DeSoto, Inc.) and Sherman Wire of Caldwell, Inc.) (collectively, the "Debtors") emerged from Chapter 11 bankruptcy proceedings. The Debtors had previously received confirmation of the Third Amended Joint Reorganization Plan (the "Reorganization Plan") from the U.S. Bankruptcy Court for the Eastern District of Wisconsin in Milwaukee at a confirmation hearing held on August 10, 2005, as previously reported in Keystone's Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the "SEC") on August 19, 2005 (Exchange Act File No. 1-3919).

      Effective August 31, 2005 and pursuant to the Reorganization Plan, all shares of Keystone's common stock, par value $1.00 per share, and series A 10% cumulative convertible pay-in-kind preferred stock, no par value per share, outstanding prior to the Effective Time were canceled.

      Effective August 31, 2005 and pursuant to the Reorganization Plan, Keystone issued 5.1 million shares of its new common stock, par value $0.01 per share ("Common Stock"), to Contran Corporation, a Delaware corporation ("Contran"), and is obligated to issue 4.9 million shares of Common Stock to its unsecured creditors in exchange for allowed claims against Keystone.

      Contran is the direct holder of 51.0% of the 10.0 million shares of Common Stock to be issued effective August 31, 2005 pursuant to the Reorganization Plan and for purposes of this statement such 10.0 million shares shall be deemed outstanding on such date.

      Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee, or held by Mr. Simmons or persons or other entities related to Mr. Simmons. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

      Mr. Harold C. Simmons is chairman of the board of Contran. By virtue of the holding of this office and the stock ownership and his service as trustee, as described above, (a) Mr. Simmons may be deemed to control Contran and Keystone and (b) Mr. Simmons may be deemed to possess indirect beneficial ownership of the Shares directly held by Contran. However, Mr. Simmons disclaims beneficial ownership of the Shares beneficially owned, directly or indirectly, by Contran.